[GIGAMEDIA LIMITED LOGO]                                           PRESS RELEASE

FOR IMMEDIATE RELEASE                 FOR FURTHER INFORMATION CONTACT:
                                      Brad Miller, Investor Relations Director
                                      Country/City Code 8862 Tel: 3518-1107
                                      brad.miller@gigamedia.com.tw

                 GIGAMEDIA REPORTS FIRST EVER PROFITABLE QUARTER

              ALL BUSINESS UNITS PROFITABLE IN SECOND QUARTER 2004

Highlights of Second Quarter 2004 Results

      -     Consolidated revenues of US$24.0 million

      -     Consolidated EBITDA(1) of US$2.9 million

      - Positive net income recorded in all business units; consolidated net income of US$559 thousand

      - No debt, with cash and short-term investments totaling US$37.7 million

TAIPEI, Taiwan, September 22, 2004 - GigaMedia Limited ("GigaMedia" or the "Company") (NASDAQ: GIGM) announced today its first ever quarterly profit, for the second quarter ended June 30, 2004, both on a consolidated basis and for each of its business units.

"We are very pleased that our turnaround plan is beginning to show results - and ahead of schedule," stated Chief Executive Officer Arthur M. Wang, who joined GigaMedia at the end of 2003. "Our first ever profitable quarter is a key milestone toward building a new GigaMedia."

The Company's results reflect in part an internal restructuring implemented by the new management and focused on the realization of major operating efficiencies.

"Going forward, we remain committed to delivering profitable returns to shareholders and growing GigaMedia both organically and through acquisition," stated Mr. Wang. "With no debt and a healthy cash balance, we are excited about our opportunities for expansion."

-------------
(1) EBITDA (earnings before interest, taxes, depreciation and amortization) is provided as a supplement to results provided in accordance with U.S. generally accepted accounting principles ("GAAP"). See "Use of Non-GAAP Measures" for more details.

CONSOLIDATED FINANCIAL RESULTS

Consolidated results of GigaMedia are summarized in the table below.

                    GIGAMEDIA Q2 2004 UNAUDITED CONSOLIDATED FINANCIAL RESULTS

                                                       CHANGE                         CHANGE
(IN US$ THOUSANDS)                  2Q04       2Q03     (%)      2Q04        1Q04       (%)
--------------------------------------------------------------------------------------------
REVENUES                           23,959     20,898     15     23,959      27,255      -12
OPERATING INCOME (LOSS)               410     (2,269)    NA        410      (1,141)      NA
NET INCOME (LOSS)(A)                  559     (2,122)    NA        559        (775)      NA
EBITDA(B)                           2,870       (890)    NA      2,870         687      318
CASH, CASH EQUIVALENTS AND
SHORT-TERM INVESTMENTS             37,709(C)  58,784    -36     37,709(C)   41,049       -8

(A) Net income (loss) excludes amounts attributable to minority interests. GigaMedia's subsidiary G-Music Limited ("G-Music") conducts an offline music distribution business. Minority shareholders own a 41.4% equity interest in G-Music.

(B) EBITDA (earnings before interest, taxes, depreciation and amortization) is provided as a supplement to results provided in accordance with GAAP. See "Use of Non-GAAP Measures" for more details.

(C) $6.5 million was paid on April 1, 2004 in connection with the acquisition of an entertainment software developer.

Consolidated revenues for the second quarter of 2004 were $24.0 million, a 15% increase over consolidated revenues of $20.9 million for the corresponding period in 2003 and a decrease of 12% from consolidated revenues of $27.3 million for the preceding quarter. The quarter-to-quarter decline in consolidated revenues was largely due to seasonality in the Company's music distribution business, as music sales are strongest during Chinese New Year in the first quarter.

Consolidated net income for the second quarter of 2004 was $559 thousand, a turnaround of $2.7 million from a consolidated net loss of $2.1 million for the same period in 2003 and an improvement of $1.3 million from a consolidated net loss of $775 thousand for the preceding quarter. Driving the increase in consolidated net income were reduced costs in our music distribution business, strong expense controls in the Company's broadband ISP operations, and contributions from our newly acquired entertainment software business.

Consolidated EBITDA for the second quarter of 2004 was $2.9 million, compared to consolidated EBITDA of negative $890 thousand for the

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same period in 2003. The Company recorded consolidated EBITDA of $687 thousand during the preceding quarter. The increase in consolidated EBITDA reflected the aforementioned improvements across all business units and strong contributions from our entertainment software business.

Cash and other cash equivalents at the end of the second quarter of 2004 totaled $9.9 million, not including additional short-term investments totaling $27.8 million, compared to $12.4 million and $28.6 million, respectively, at the end of the first quarter of 2004. The reduction in cash and other cash equivalents during the period was primarily due to the payment of $6.5 million on April 1, 2004 in connection with the acquisition of an entertainment software developer, augmented by positive cash flow from operations.

GigaMedia's second quarter 2004 consolidated results reflect for the first time the Company's acquisition of an entertainment software developer and service provider, which was completed on April 1, 2004. Operating results of this unit have been consolidated with those of the Company starting April 1, 2004. See "Entertainment Software Business" for additional details regarding the acquisition and the financial results of that business unit.

BUSINESS UNIT RESULTS

MUSIC DISTRIBUTION BUSINESS

                                                          CHANGE                             CHANGE
(IN US$ THOUSANDS)                2Q04         2Q03        (%)        2Q04        1Q04         (%)
---------------------------------------------------------------------------------------------------
REVENUES                         16,367       16,083         2       16,367      21,749        -25
OPERATING INCOME (LOSS)            (153)      (1,372)       89         (153)       (324)        53
NET INCOME (LOSS)                     3       (1,367)       NA            3        (374)        NA

The Company's music distribution business delivered improved performance despite a challenging operating environment. Gains achieved reflected strong focus on streamlining operations and improving efficiencies. During the second quarter, the Company closed four underperforming stores and renegotiated marketing terms with music labels. The Company also implemented a small price increase on selected merchandise. Management believes these moves and ongoing restructuring are generating improvements in gross margin and helping to offset the overall market downtrend. Initial results of restructuring have been positive, with net income for the second quarter of 2004 reaching $3,000, compared to a loss of $1.4 million for the same period in 2003.

BROADBAND ISP BUSINESS

                                                            CHANGE                           CHANGE
(IN US$ THOUSANDS)                   2Q04       2Q03          (%)      2Q04      1Q04          (%)
---------------------------------------------------------------------------------------------------
REVENUES                             5,614      4,814          17      5,614     5,525           2
OPERATING INCOME (LOSS)                262       (897)         NA        262      (824)         NA
NET INCOME (LOSS)                      326     (1,321)         NA        326      (556)         NA

GigaMedia's broadband ISP business delivered solid performance in the second quarter. In order to offset price drops and achieve revenue growth in a competitive market, the Company's broadband ISP business is migrating users to higher monthly average revenue per subscriber ("ARPU") products that feature unique selling points such as dedicated versus shared connections, phasing out one-way cable modem service, and expanding international connectivity. During the second quarter, GigaMedia upgraded its island-wide backbone and its international connectivity, which positions the Company well to continue to "upsell" subscribers to higher specification products and export content traffic to other ISPs. Ongoing implementation of strict cost controls and enhanced efficiencies resulted in net income of $326 thousand for the second quarter of 2004, compared to a loss of $1.3 million for the same period in 2003.

Subscribers during the quarter ended June 30, 2004 were down slightly compared to the first quarter of 2004 at approximately 100,000, with blended ARPU flat compared to the first quarter of 2004 at approximately $12.24 per month.

ENTERTAINMENT SOFTWARE BUSINESS

(IN US$ THOUSANDS)                        2Q04           2Q03          1Q04
---------------------------------------------------------------------------
REVENUES                                  2,380           NA            NA
OPERATING INCOME (LOSS)                     293           NA            NA
NET INCOME (LOSS)                           231           NA            NA

The Company's second quarter 2004 results include the first financial results for the entertainment software unit following the acquisition of that business on April 1, 2004. As a result of the acquisition, the Company recorded certain intangible assets in the amount of approximately $15.0 million. The amortization expense related to these intangible assets amounted to $498 thousand for the quarter ended June 30, 2004. In addition, the Company recorded goodwill in the amount of approximately $16.0 million for this acquisition.

BUSINESS OUTLOOK

The following forward-looking statements reflect GigaMedia's expectations as of September 22, 2004. Given potential changes in economic conditions and consumer spending, the evolving nature of broadband, fluctuations in Taiwan's recorded music market and various other risk factors, including those discussed in our 2003 Annual Report or 20-F filing with the U.S. Securities and Exchange Commission referenced below, actual results may differ materially.

The general business environment remains challenging, with continuing weakness in the music distribution market and strong competition in the broadband ISP market. The second-half of the year is also seasonally the slowest period of the year for the Company's entertainment software business. However, GigaMedia believes restructuring is on track and expects to achieve sustained profitability in 2004.

USE OF NON-GAAP MEASURES

Management believes that EBITDA (earnings before interest, taxes, depreciation and amortization) is a useful supplemental measure of performance because it excludes certain non-cash items such as depreciation and amortization. EBITDA is not a recognized earnings measure under GAAP and does not have a standardized meaning. Non-GAAP measures such as EBITDA should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, other financial measures prepared in accordance with GAAP. A reconciliation to the GAAP equivalent of the non-GAAP measure is provided on the attached unaudited financial statements.

ABOUT THE NUMBERS IN THIS RELEASE

All figures referred to in the text, tables and attachments to this release are unaudited. The financial statements from which the financial results reported in this press release are derived have been prepared in accordance with U.S. GAAP, and are presented in U.S. dollars.

CONFERENCE CALL AND WEBCAST

GigaMedia will hold a conference call at 10 a.m. Taipei/Hong Kong Time on September 23, 2004, which is 10 p.m. Eastern Daylight Time on September 22, 2004 in the U.S., to discuss the Company's second quarter performance. Individual investors can listen to a webcast of the call at http://ir.giga.net.tw, through CCBN's individual investor center at www.fulldisclosure.com, or by visiting any of the investor sites in CCBN's Individual Investor Network. Institutional investors can access the call via CCBN's password-protected event management site, StreetEvents
(www.streetevents.com). The webcast will be available for replay.

ABOUT GIGAMEDIA

GigaMedia Limited is a diversified provider of broadband and entertainment services, with headquarters in Taipei, Taiwan. The Company operates Taiwan's two largest music store chains, Rose Records and Tachung Records, through its subsidiary G-Music. The Company also operates a major Taiwanese broadband ISP, providing Internet access service and broadband content with multiple delivery technologies via its Web destination http://www.gigigaga.com. GigaMedia's subsidiary Koos Broadband Telecom Co., Ltd provides broadband services to corporate subscribers in Taiwan. The Company also develops software for online entertainment services. Strategic investors of GigaMedia include the Koos Group, a major participant in Taiwan's manufacturing, finance, telecommunications, media, and cable industries. More information on GigaMedia can be obtained from http://ir.giga.net.tw.

The statements included above and elsewhere in this press release that are not historical in nature are "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. GigaMedia cautions readers that forward-looking statements are based on the Company's current expectations and involve a number of risks and uncertainties. Actual results may differ materially from those contained in such forward-looking statements. Information as to certain factors that could cause actual results to vary can be found in GigaMedia's Annual Report on Form 20-F filed with the United States Securities and Exchange Commission in June 2004.

                                      # # #

                               (Tables to follow)

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                                GIGAMEDIA LIMITED
                      CONSOLIDATED STATEMENT OF OPERATIONS
                                   (Unaudited)

                                                                 Three months ended
                                                      6/30/2004      6/30/2003      3/31/2004
                                                     -----------    -----------    -----------
                                                         USD            USD            USD
                                                     -----------    -----------    -----------
Operating revenues
Access revenues                                        5,227,648      4,659,655      5,361,538
Sales/rental/installation                             15,887,330     15,798,255     21,325,007
Software licensing and support service revenue         2,380,414              -              -
Advertising revenues                                     379,533        319,972        482,933
Subscription revenues                                     65,154        102,922         66,807
Other revenues                                            18,191         16,801         18,253
                                                     -----------    -----------    -----------
Total operating revenues                              23,958,270     20,897,605     27,254,538
Costs and expenses
Operating cost                                         3,965,730      3,661,212      3,463,853
Cost of sales/rental/installation                     13,177,661     14,113,299     18,336,300
Product development & engineering expenses               298,684        280,126        303,702
Selling and marketing expenses                         3,533,002      3,432,610      3,813,322
General and administrative expenses                    2,572,960      1,668,465      2,477,919
Bad debt expenses                                              -         10,949              -
                                                     -----------    -----------    -----------
Total costs and expenses                              23,548,037     23,166,661     28,395,096

                                                     -----------    -----------    -----------
Gain (loss) from operations                              410,233     (2,269,056)    (1,140,558)
                                                     -----------    -----------    -----------
Non-operating income (expense)
Interest income                                           36,861        122,197         57,049
Foreign exchange gain (loss) - net                        78,511       (125,990)      (621,210)
Investment income                                            107        117,966        708,760
Gain (loss) on disposal of property, plant & eqpmt.      (17,770)       (79,834)          (575)
Interest expense                                          (1,353)        (1,030)           (72)
Other non-operating income (expense)                     113,293       (452,665)        63,782
                                                     -----------    -----------    -----------
Non-operating income (expense)                           209,649       (419,356)       207,734

Income tax expense                                        59,596          1,527              0
Minority interest income (loss)                            1,213       (567,975)      (157,717)
                                                     -----------    -----------    -----------
Net income (loss)                                        559,073     (2,121,964)      (775,107)
                                                     ===========    ===========    ===========
Net income (loss) per common share                          0.01          (0.04)         (0.02)
                                                     -----------    -----------    -----------
Average shares outstanding                            50,154,000     50,154,000     50,154,000
                                                     -----------    -----------    -----------

                            RECONCILIATION OF NET INCOME TO EBITDA

Net income (loss)                                        559,073     (2,121,965)      (775,107)
Minority interest income (loss)                            1,213       (567,974)      (157,717)
Depreciation - cost                                      858,423        984,828        813,488
Depreciation - expense                                   359,527        256,978        279,669
Amortization - cost                                      147,380        162,102        163,767
Amortization - expense                                   877,758        393,286        363,172
Interest expense                                           6,923          1,031             72
Tax                                                       59,596          1,527              -
                                                     -----------    -----------    -----------
EBITDA                                                 2,869,893       (890,187)       687,344
                                                     -----------    -----------    -----------

                                GIGAMEDIA LIMITED
                           CONSOLIDATED BALANCE SHEET
                                   (Unaudited)

                                                      Three months ended
                                            6/30/2004     6/30/2003     3/31/2004
                                           -----------   -----------   -----------
                                               USD           USD           USD
                                           -----------   -----------   -----------
ASSETS
Current assets
Cash and cash equivalents                    9,934,588    32,775,128    12,422,287
Short-term investments                      27,774,521    26,009,350    28,626,613
Accounts receivable                          6,792,321     4,471,743     5,421,321
Inventories - net                            6,313,834     7,084,586     6,163,754
Prepaid expenses                               807,489       793,716     1,272,477
Restricted cash                                328,791     1,818,258     1,348,788
Note receivable from officer                         -       521,778       172,506
Other current assets                         1,526,984     1,372,545     1,670,495
                                           -----------   -----------   -----------
Total current assets                        53,478,528    74,847,104    57,098,241
Investment
Total investment                             9,714,882    16,763,050    37,180,454
Property, plant & equipment - net           14,989,899    19,596,950    15,210,658
Goodwill                                    15,992,681       733,687             -
Intangible assets- net                      20,331,605     6,539,450     6,138,570
Total other assets                           3,401,511     5,363,436     4,771,214
                                           -----------   -----------   -----------
Total assets                               117,909,106   123,843,677   120,399,137
                                           ===========   ===========   ===========

LIABILITIES & SHAREHOLDERS' EQUITY
Notes and accounts payable                  15,762,462    13,425,469    16,082,738
Accrued compensation                         1,473,434       829,929     1,081,550
Accrued expenses                             3,165,645     1,339,659     3,704,766
Other current liabilities                    3,033,221     1,783,426     3,178,802
                                           -----------   -----------   -----------
Total current liabilities                   23,434,762    17,378,483    24,047,856
Total other liabilities                      2,018,199     1,576,533     1,979,445
                                           -----------   -----------   -----------
Total liabilities                           25,452,961    18,955,016    26,027,301

Minority interests                           3,152,372     5,639,136     3,221,304

TOTAL SHAREHOLDERS' EQUITY                  89,303,773    99,249,525    91,150,532

                                           -----------   -----------   -----------
Total liabilities & shareholders' equity   117,909,106   123,843,677   120,399,137
                                           -----------   -----------   -----------